Exhibit 99.3

Talisman Energy Inc.

Consolidated Financial Ratio

September 30, 2013

(unaudited)

The following financial ratios are provided in connection with the Company’s shelf prospectuses filed with Canadian and US securities regulatory authorities and are based on the Company’s Consolidated Financial Statements that are prepared in accordance with International Financial Reporting Standards.

The interest coverage ratio is for the 12-month period ended September 30, 2013.

September 30, 2013
Interest coverage (times)
Income1	2.81

1	Net income plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.